SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Final Amendment)

UBS Juniper Crossover Fund, L.L.C.
(Name of Issuer)

UBS Juniper Crossover Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James J. Dwyer, Esq.
UBS Financial Services Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $20,000,000(a)	Amount of Filing Fee: $2,140.00 (b)

(a)   Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)   Calculated at .0107% of the Transaction Valuation.
[x]   Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $2,118.60
Form or Registration No.: Schedule TO, Registration No. 005-61873
Filing Party:      UBS Juniper Crossover Fund, L.L.C.
Date Filed:      August 25, 2005

Amount Previously Paid:      $2,140.00
Form or Registration No.: Schedule TO, Registration No. 005-61873
Filing Party:      UBS Juniper Crossover Fund, L.L.C.
Date Filed:      February 24, 2006

[  ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]     third-party tender offer subject to Rule 14d-1.

[x]     issuer tender offer subject to Rule 13e-4.

[  ]     going-private transaction subject to Rule 13e-3.

[  ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

          This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 24, 2006 by UBS Juniper Crossover Fund, L.L.C. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $20,000,000 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

          This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

          The following information is furnished pursuant to Rule 13e-4 (c)(4):

           1.           The Offer expired at 12:00 midnight, New York time, on March 24, 2006.

          2.            $21,483,391 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS JUNIPER CROSSOVER FUND, L.L.C. By: UBS Fund Advisor, L.L.C. Authorized Signatory By: /s/ James J. Dwyer Name: James J. Dwyer Title: Authorized Signatory

August 22, 2006